Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in Roth CH Acquisition V Co.’s Registration Statement on Form S-4 (the “Registration Statement”) of our report dated January 8, 2024, except for the effects of net income (loss) per members’ unit discussed in Note 12, subsequent events discussed in Note 15, and the addition of Supplemental Oil and Natural Gas Reserves Disclosures (Unaudited) in Note 16, to the financial statements, as to which the date is February 12, 2024, of our audits of the financial statements of Solis Partners, LLC as of December 31, 2022 and 2021. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/WEAVER AND TIDWELL, L.L.P.

Midland, Texas

February 14, 2024